Exhibit 2

PROXY STATEMENT
________________
SILICOM LTD.

8 Hanagar St.

Kfar Sava

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
April 30, 2014

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, April 30, 2014, at 12:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 26, 2014. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on March 25, 2014 are entitled to vote at the Meeting. On February 28, 2014, 7,182,513 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, May 7, 2014 at 12:00 Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 1, 2, 3, 4, 7, 8, and 9 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Each of Proposals 5 and 6, pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the respective proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent of the aggregate voting rights in the company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with each of Proposals 5 and 6 (please see the definition of the term “Personal Interest” with respect to each of these proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to each of Proposals 5 and 6 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of February 28, 2014, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 7,182,513 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name and Address	Number of Shares Owned	Percent of Class
Zohar Zisapel(1)	1,511,722	21.05%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd. (2)	421,902	5.87%
All directors and officers as a group	1,714,340	23.87%
_______________
(1)	As reported on the Schedule 13 D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.
(2)
As reported on the Schedules 13G filed by each of Dov Yelin, Yair Laipdot and Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (collectively, “Yelin Lapidot”) with the Securities and Exchange Commission on February 3, 2014 and as further updated in correspondence by Yelin Lapidot Holdings Management Ltd. with the Company dated as of February 28, 2014, all 421,902 Ordinary Shares of the Company are beneficially owned by Yelin Lapidot via two of its wholly-owned subsidiaries (the “Subsidiaries”), Yelin Lapidot Provident Funds Management Ltd. which holds 162,242 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 259,660 Ordinary Shares of the Company. Yelin Lapidot has reported on the Schedules 13G that: (i) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights, and are responsible for the day-to-day management of Yelin Lapidot Holdings Management Ltd., (ii) the Subsidiaries operate under independent management and make their own independent voting and investment decisions, (iii) that any economic interest or beneficial ownership in any of the Ordinary Shares of the Company covered by the report on Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and (iv) the report on Schedule 13G shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the Ordinary Shares of the Company covered by the report on Schedule 13G, and that each of them disclaims beneficial ownership of any such Ordinary Shares of the Company.

*           *           *           *           *

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The management of the Company has selected the persons named below for re-election as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting and until their respective successors are duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

Messrs. Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Avi Eizenman	56
Mr. Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as President and Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in electrical engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (‘Shaike’) Orbach	62
Mr. Orbach has been President and Chief Executive Officer of the Company since April 2001. In December 2001, Mr. Orbach was named a Director of the Company. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in mechanical engineering from the Technion.

Zohar Zisapel	65
Mr. Zisapel is a co-founder of the Company. He served as a Director from the Company's inception and until 2001. In September 2010, he was elected again as Director in the Company. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman from 1998 until 2013.  Mr. Zisapel serves as chairman of two other public companies in the RAD Group – Ceragon Networks Ltd. (Ticker Symbol CRNT) and RADCOM Ltd. (Ticker Symbol RDCM) – and as chairman or director of several private companies. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F). Since July 2008, Mr. Zisapel has been a director of Amdocs Limited (Ticker Symbol DOX).   Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

In accordance with our Executive Compensation Policy which was recommended by our Compensation Committee and approved by or Board of Directors and by the Extraordinary General Meeting of the Shareholders held on July 31, 2013 (hereinafter referred to as the “Compensation Policy”), Messrs. Avi Eizenman, Zohar Zisapel  and Yeshayahu (‘Shaike’) Orbach will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.  Under the Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s compensation committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Messrs. Avi Eizenman and Zohar Zisapel as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors have been duly elected, and to re-elect Mr. Yeshayahu (‘Shaike’) Orbach, as a director of the Company until the next Annual General Meeting of the Company’s shareholders and until his successor has been duly elected, subject to his continued employment as President and Chief Executive Officer of the Company.”

The election of Messrs. Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority.

The Board of Directors expresses no recommendation as to the vote on the proposed resolution.

PROPOSAL 2

TO APPROVE THE GLOBAL SHARE INCENTIVE PLAN (2013) TO QUALIFY FOR INCENTIVE
STOCK OPTIONS FOR US TAX PURPOSES.

The Global Share Incentive Plan (2013) (the "Plan") was adopted by the Board of Directors on October 21, 2013. A copy of the Plan was included as Exhibits 4.3 through 4.5 on Form S-8 filed by the Company with the SEC on December 23, 2013, and is incorporated herein by reference.

The following summary of the Plan is qualified in its entirety by reference to the complete text of the Plan, a copy of which is incorporated herein as set forth above.  The Plan permits the issuance of equity based incentive compensation including stock options, restricted stock units ("RSUs"), which are rights to be issued a stated number of shares upon completion of a specified vesting term, restricted stock ("RS"), which are shares issued under the Plan to an award recipient subject to such restrictions established by the Company.

The purposes of the Plan are to help attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors, office holders and consultants of the Company and of any subsidiary or affiliate thereof, and to promote the Company’s business by providing such individuals with opportunities to receive awards pursuant to the Plan.

The Plan shall remain in effect until October 21, 2023, unless the Board terminates the Plan or amends the Plan’s term.

Pursuant to the Plan, the Company shall determine the number of Shares reserved thereunder from time to time, and such number may be increased or decreased by the Company from time to time. The Board determined on October 21, 2013 to initially reserve five hundred thousand (500,000) Ordinary Shares of the Company which shall be available for issuance under the Plan, for as long as the Plan remains in effect.

The Plan contains an appendix called "Appendix – U.S. Taxpayers" that sets forth certain terms of awards that may be granted to employees, directors and other individuals who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, "U.S. Persons"), and who render services to the Company or to a Subsidiary and who have contributed or may be expected to contribute materially to the success of the Company or a Subsidiary (the "U.S. Appendix").   The Company may grant to U.S. Persons either Incentive Stock Options (“ISO”) or nonqualified stock options under the Plan.

Although the NASDAQ Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, pursuant to certain exemptions for foreign private issuers, we follow Israeli practice, which is to have such plans and amendments approved by the board of directors and to have certain grants of awards under such plans approved by shareholders to the extent such approval is required under the Israeli Companies Law.  Pursuant to the Israeli Companies Law, approvals of the compensation committee and board of directors are also required for any grants of awards to officers and directors.

Our Board of Directors has determined that it is in our best interests to allow our employees in the United States to participate in our equity award plans for employees. According to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), in order for a grant of options to qualify as an ISO it must, amongst other requirements, be granted pursuant to a plan which is approved by the shareholders of the granting company within 12 months before or after the date such plan is adopted. Therefore, in order for the Company to continue to be able to grant ISOs, it is necessary for our shareholders to approve the Plan.  At the Meeting, you will be requested to approve the Plan (including the U.S. Appendix).  U.S. federal tax law requires shareholder approval for the plan as a condition to the issuance of options qualifying as ISOs for U.S. federal tax purposes. If this proposal is not approved by the shareholders of the Company, then the Plan will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as ISOs for U.S. federal tax purposes.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the Global Share Incentive Plan (2013) to qualify for incentive stock options for US Tax purposes.”

The approval of the Global Share Incentive Plan (2013) to qualify for incentive stock options for US tax purposes requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 3

TO APPROVE THE GRANT OF 25,000 RESTRICTED STOCK UNITS TO MR. AVI EIZENMAN,
THE ACTIVE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS.

The Compensation Policy provides that "all Executives (other than non-employee directors) are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom's success – thus linking the Executive's long-term financial interests with the interests of Silicom's shareholders.  The maximum value of the variable compensation components shall not exceed eighty percent of each Executive's total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all Silicom Executives shall not exceed two percent of Silicom’s market cap." Such caps in the Compensation Policy are referred to herein as the “Policy Caps.”

Following the recommendation and approval of the Compensation Committee, the Board of Directors approved a grant of 25,000 RSUs to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors.  They each also determined that the proposed grant of RSUs to the Active Chairman of the Board of Directors is in compliance with the Compensation Policy. The proposed grant of RSUs has a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant.  The date of grant shall be the date of the shareholders' approval. The terms of the proposed grant of RSUs shall be as set forth in the Compensation Policy, and in accordance with the Plan (as defined under Proposal 2 above).

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve granting 25,000 Restricted Stock Units to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, with the effective grant date and vesting terms as set forth above.”

The approval of the grant of 25,000 Restricted Stock Units to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 4

TO APPROVE THE GRANT OF 25,000 RESTRICTED STOCK UNITS TO MR. YESHAYAHU
(‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD OF DIRECTORS, AND PRESIDENT AND
CHIEF EXECUTIVE OFFICER OF THE COMPANY.

Following the recommendation and approval of the Compensation Committee, the Board of Directors approved a grant of 25,000 RSUs to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company.  They each also determined that the proposed grant of RSUs to the President and Chief Executive Officer of the Company is in compliance with the Compensation Policy. The proposed grant of RSUs has a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant.  The date of grant shall be the date of the shareholders' approval. The terms of the proposed grant of RSUs shall be as set forth in the Compensation Policy, and in accordance with the Plan (as defined under Proposal 2 above).

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve granting 25,000 Restricted Stock Units to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company,  with the effective grant date and vesting terms as set forth above. ”

The approval of the grant of 25,000 Restricted Stock Units to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 5

TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR THE 2013 FISCAL
YEAR TO MR. AVI EIZENMAN, THE ACTIVE CHAIRMAN OF THE COMPANY’S BOARD OF
DIRECTORS.

In accordance with the Compensation Policy, each of the Compensation Committee and the Board of Directors of the Company approved a bonus formula such that Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, will be entitled to receive an annual cash bonus with respect to 2013.

As approved by each of the Compensation Committee and Board of Directors, and subject to the approval of the shareholders of the Company, the total annual cash bonuses for 2013 for Mr. Eizenman will be calculated using the formula below:

Cash Bonus = [CC] * {[(0.14% x A) + (0.3% x B)] + [(0.7% x C) + (1.5% x D)]}

Where:

A = the amount of the actual annual revenue up to the budget target

B = the amount of the actual annual revenue above the budget target

C = the amount of the actual annual operating profit up to the budget target

D = the amount of the actual annual operating profit above the budget target

Annual revenue and operating profit shall mean as calculated on a non-GAAP basis.

CC = a value between 80% to 120%, to be set by the Compensation Committee at the Compensation Committee's discretion (subject however to the Policy Caps), in raising or lowering the annual cash bonus according to the relevant formula by up to 20%.

For each of the aforementioned A and B components, a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual revenue is less than 80% of the budget target the multiplier for both the A and B components shall be lowered to 0.00%. For each the aforementioned C and D components a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual operating profit is less than 65% of the budget target the multiplier for both the C and D components shall be lowered to 0.00%. In addition the annual cash bonus for Mr. Eizenman for 2013 shall be subject to a maximum of no more than the value of 18 monthly salaries, and subject to the Policy Caps.

Each of the Compensation Committee and Board of Directors determined that the proposed 2013 annual cash bonus formula is in compliance with the Compensation Policy. The proposed formula is subject to the targets which were established by the Company at the outset of 2013.  However, owing to the timing of the passage of Amendment 20 to the Israeli Companies Law and the preparation required in order to develop and finalize the Compensation Policy, the Compensation Policy was only approved by the shareholders of the Company on July 31, 2013.  In light of the above, the proposal for the approval of the 2013 cash bonus formula for Mr. Eizenman is being presented to the shareholders for approval of a special majority in accordance with the transition rules set forth under Amendment 20 to the Israeli Companies Law. The Compensation Committee and the Board of Directors are of the view that the activities of Mr. Eizenman as the Active Chairman of the Board of Directors bring value to the Company and contribute greatly to the Company and its results.  In taking into account the parameters for office holder compensation under the Israeli Companies Law, and the proposed 2013 annual cash bonus formula for Mr. Eizenman, the Compensation Committee and the Board of Directors determined that such proposal is in the best interest of the Company and its shareholders, in light of Mr. Eizenman’s important role in the Company, his qualifications and experience, and Mr. Eizenman’s paramount contribution to the Company’s on-going success over the previous years.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED to approve a bonus formula for the grant of a bonus for the 2013 fiscal year to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, as set forth above.”

Pursuant to the Companies Law, approval of Proposal 5 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the proposed resolution.

PROPOSAL 6

TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR THE 2013 FISCAL
YEAR TO MR. YESHAYAHU (‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD OF
DIRECTORS, AND PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY.

In accordance with the Compensation Policy, each of the Compensation Committee and the Board of Directors of the Company approved a bonus formula such that Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company will be entitled to receive an annual cash bonus with respect to 2013.

As approved by each of the Compensation Committee and Board of Directors, and subject to the approval of the shareholders of the Company, the total annual cash bonuses for 2013 for Mr. Orbach will be calculated using the formula below:

Cash Bonus = [CC] * {[(0.14% x A) + (0.3% x B)] + [(0.7% x C) + (1.5% x D)]}

Where:

A = the amount of the actual annual revenue up to the budget target

B = the amount of the actual annual revenue above the budget target

C = the amount of the actual annual operating profit up to the budget target

D = the amount of the actual annual operating profit above the budget target

Annual revenue and operating profit shall mean as calculated on a non-GAAP basis.

CC = a value between 80% to 120%, to be set by the Compensation Committee at the Compensation Committee's discretion (subject however to the Policy Caps), in raising or lowering the annual cash bonus according to the relevant formula by up to 20%.

For each of the aforementioned A and B components, a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual revenue is less than 80% of the budget target the multiplier for both the A and B components shall be lowered to 0.00%. For each the aforementioned C and D components a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual operating profit is less than 65% of the budget target the multiplier for both the C and D components shall be lowered to 0.00%. In addition the annual cash bonus for Mr. Orbach for 2013 shall be subject to a maximum of no more than the value of 18 monthly salaries, and subject to the Policy Caps.

Each of the Compensation Committee and Board of Directors determined that the proposed 2013 annual cash bonus formula is in compliance with the Compensation Policy. The proposed formula is subject to the targets which were established by the Company at the outset of 2013. However, owing to the timing of the passage of Amendment 20 to the Israeli Companies Law and the preparation required in order to develop and finalize the Compensation Policy, the Compensation Policy was only approved by the shareholders of the Company on July 31, 2013. In light of the above, the proposal for the approval of the 2013 cash bonus formula for Mr. Orbach is being presented to the shareholders for approval of a special majority in accordance with the transition rules set forth under Amendment 20 to the Israeli Companies Law. The Compensation Committee and the Board of Directors are of the view that the activities of Mr. Orbach as a member of the Board of Directors and as President and Chief Executive Officer of the Company bring value to the Company and contribute greatly to the Company and its results.  In taking into account the parameters for office holder compensation under the Israeli Companies Law, and the proposed 2013 annual cash bonus formula for Mr. Orbach, the Compensation Committee and the Board of Directors determined that such proposal is in the best interest of the Company and its shareholders, in light of Mr. Orbach’s important role in the Company, his qualifications and experience, and Mr. Orbach’s paramount contribution to the Company’s on-going success over the previous years.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED to approve a bonus formula for the grant of a bonus for the 2013 fiscal year to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, as set forth above.”

Pursuant to the Companies Law, approval of Proposal 6 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 6. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, his, her or its vote with respect to this Proposal 6 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the proposed resolution.

PROPOSAL 7

TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR EACH OF THE YEARS
2014 THROUGH 2016 TO MR. AVI EIZENMAN, THE ACTIVE CHAIRMAN OF THE COMPANY’S
BOARD OF DIRECTORS.

In accordance with the Compensation Policy, each of the Compensation Committee and the Board of Directors of the Company approved a bonus formula such that Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, will be entitled to receive an annual cash bonus with respect to each of the years 2014 through 2016.

As approved by each of the Compensation Committee and Board of Directors, and subject to the approval of the shareholders of the Company, the total annual cash bonus for each of the years 2014 through 2016 for Mr. Eizenman will be calculated using the base formula set forth under Proposal 5 for the 2013 annual cash bonus, subject to a compounding yearly erosion rate of 10% of the prior year’s annual bonus formula, for each subsequent year, and with the proviso that the Compensation Committee shall have the right to lower or raise the annual bonus calculation for each year by up to 20% at the Compensation Committee’s sole discretion.

The annual cash bonus for the years 2014-2016 will thus be calculated using the formula below:

Cash Bonus = [CC] * [1-ER] * {[(0.14% x A) + (0.3% x B)] + [(0.7% x C) + (1.5% x D)]}

Where:

A = the amount of the actual annual revenue up to the budget target

B = the amount of the actual annual revenue above the budget target

C = the amount of the actual annual operating profit up to the budget target

D = the amount of the actual annual operating profit above the budget target

Annual revenue and operating profit shall mean as calculated on a non-GAAP basis.

ER = the erosion rate from the 2013 annual bonus formula; namely 10% of the 2013 bonus formula in 2014, 19% of the 2013 bonus formula in 2015, and 27.1% of the 2013 bonus formula in 2016.

CC = a value between 80% to 120%, to be set by the Compensation Committee at the Compensation Committee's discretion (subject however to the Policy Caps), in raising or lowering the annual cash bonus according to the relevant formula by up to 20%.

For each of the aforementioned A and B components, a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual revenue is less than 80% of the budget target the multiplier for both the A and B components shall be lowered to 0.00%. For each the aforementioned C and D components a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual operating profit is less than 65% of the budget target the multiplier for both the C and D components shall be lowered to 0.00%. In addition the annual cash bonus for Mr. Eizenman for each of the years 2014 through 2016 shall be subject to a maximum of no more than the value of 18 monthly salaries (based on the monthly salary in the relevant year), and subject to the Policy Caps.

Each of the Compensation Committee and Board of Directors determined that the proposed annual cash bonus formula for each of the years 2014 through 2016 annual cash bonus formula is in compliance with the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED to approve a bonus formula for the grant of a bonus for each of the years 2014 through 2016 to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, as set forth above.”

The approval of a bonus formula for the grant of a bonus for each of the years 2014 through 2016 to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, as set forth above, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 8

TO APPROVE A BONUS FORMULA FOR THE GRANT OF A BONUS FOR EACH OF THE YEARS
2014 THROUGH  2016  TO MR. YESHAYAHU (‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD
OF DIRECTORS, AND PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY.

In accordance with the Compensation Policy, each of the Compensation Committee and the Board of Directors of the Company approved a bonus formula such that Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, will be entitled to receive an annual cash bonus with respect to each of the years 2014 through 2016.

As approved by each of the Compensation Committee and Board of Directors, and subject to the approval of the shareholders of the Company, the total annual cash bonus for each of the years 2014 through 2016 for Mr. Orbach will be calculated using the base formula set forth under Proposal 6 for the 2013 annual cash bonus, subject to a compounding yearly erosion rate of 10% of the prior year’s annual bonus formula, for each subsequent year, and with the proviso that the Compensation Committee shall have the right to lower or raise the annual bonus calculation for each year by up to 20% at the Compensation Committee’s sole discretion.

The annual cash bonus for the years 2014-2016 will thus be calculated using the formula below:

Cash Bonus = [CC] * [1-ER] * {[(0.14% x A) + (0.3% x B)] + [(0.7% x C) + (1.5% x D)]}

Where:

A = the amount of the actual annual revenue up to the budget target

B = the amount of the actual annual revenue above the budget target

C = the amount of the actual annual operating profit up to the budget target

D = the amount of the actual annual operating profit above the budget target

Annual revenue and operating profit shall mean as calculated on a non-GAAP basis.

ER = the erosion rate from the 2013 annual bonus formula; namely 10% of the 2013 bonus formula in 2014, 19% of the 2013 bonus formula in 2015, and 27.1% of the 2013 bonus formula in 2016.

CC = a value between 80% to 120%, to be set by the Compensation Committee at the Compensation Committee's discretion (subject however to the Policy Caps), in raising or lowering the annual cash bonus according to the relevant formula by up to 20%.

For each of the aforementioned A and B components, a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual revenue is less than 80% of the budget target the multiplier for both the A and B components shall be lowered to 0.00%. For each the aforementioned C and D components a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual operating profit is less than 65% of the budget target the multiplier for both the C and D components shall be lowered to 0.00%. In addition the annual cash bonus for Mr. Orbach for each of the years 2014 through 2016 shall be subject to a maximum of no more than the value of 18 monthly salaries (based on the monthly salary in the relevant year), and subject to the Policy Caps.

Each of the Compensation Committee and Board of Directors determined that the proposed annual cash bonus formula for each of the years 2014 through 2016 annual cash bonus formula is in compliance with the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED to approve a bonus formula for the grant of a bonus for each of the years 2014 through 2016 to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, as set forth above.”

The approval of a bonus formula for the grant of a bonus for each of the years 2014 through 2016 to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, as set forth above, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 9

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A
MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE
COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE COMPENSATION OF
SUCH AUDITORS.

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2014, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believes that the selection of Somekh Chaikin to continue as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 9, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2014, and until the next annual general meeting of the Company’s shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2014, and until the next annual general meeting of the Company’s shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

REVIEW THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER
31, 2013, AND TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE
THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2013 and the Consolidated Statement of Income for the year then ended. The Company expects that it will publish its audited financial statements for the fiscal year ended December 31, 2013 by no later than March 31, 2014. Once published, they will be filed together with the Company’s Annual Report on Form 20-F, which will be filed on with the Securities and Exchange Commission and available at their website upon filing, www.sec.gov, and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and you may request that a copy be mailed to you.  The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.
_________________________________

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.  This proxy statement is also available on our website at http://www.silicom.co.il, the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 19, 2014. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  MARCH 19, 2014,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: March 19, 2014